

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 1, 2014

<u>Via E-mail</u>
Gary Tillett
Chief Financial Officer
Walter Investment Management Corp.
3000 Bayport Drive, Suite 1100
Tampa, Florida 33607

> **Re: Walter Investment Management Corp.
> Form 10-K for the Fiscal Year Ended December 31, 2013
> Filed February 27, 2014
> Form 10-Q for the Fiscal Quarter Ended March 31, 2014
> Filed May 8, 2014
> File No. 001-13417**

Dear Mr. Tillett:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Amit Pande

                                        Amit Pande
                                        Accounting Branch Chief